UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2023

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on June 6, 2023, titled “SaverOne Expands Relationship with Isuzu Importer to Israel: Additional 40 Installations of Driver Distraction Prevention Solution Ordered for Isuzu Trucks”.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “SaverOne Expands Relationship with Isuzu Importer to Israel: Additional 40 Installations of Driver Distraction Prevention Solution Ordered for Isuzu Trucks.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: June 6, 2023	By:	/s/ Tony Klein
		Name:	Tony Klein
		Title:	Chief Financial Officer

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